Exhibit 12(a)

PPL CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	12 Months	12 Months
	Ended	Ended
	September 30,	December 31,

	2001	2000	1999 (c)	1998 (c)	1997 (c)
Fixed charges, as defined:
Interest on long-term debt	$ 350	$ 323	$ 233	$ 203	$ 196
Interest on short-term debt and other interest	55	64	47	33	26
Amortization of debt discount, expense and premium - net	7	5	4	2	2
Interest on capital lease obligations:
Charged to expense		4	9	8	9
Capitalized			1	2	2
Estimated interest component of operating rentals	36	25	20	18	15

Total fixed charges	$ 448	$ 421	$ 314	$ 266	$ 250

Earnings, as defined:
Net income (a)	$ 612	$ 491	$ 492	$ 379	$ 296
Preferred security dividend requirements	42	26	26	25	24
Less undistributed income of equity method investments	67	74	56	3	(25)
	587	443	462	401	345

Add (Deduct):
Income taxes	327	294	174	259	238
Amortization of capitalized interest on capital leases		2	2	2	2
Total fixed charges as above (excluding capitalized interest on capitalized lease obligations)	448	421	313	264	248

Total earnings	$ 1,362	$ 1,160	$ 951	$ 926	$ 833

Ratio of earnings to fixed charges (b)	3.04	2.75	3.03	3.48	3.33

(a)	2001, 2000, 1999 and 1998 net income excluding extraordinary items.
(b)	Based on earnings excluding nonrecurring items, the ratio of earnings to fixed charges are:
2000, 2.66; 1999, 2.80; 1998, 3.10; and 1997, 3.51.
(c)	Ratio of earnings to fixed charges for years 1999 and prior were recalculated to give proper effect of undistributed earnings of equity method investments.